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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


               United States Satellite Broadcasting Company, Inc.
               ---------------------------------------------------
                                (Name of Issuer)


                     Class A Common Stock, $.0001 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                  912534 10 4
                           --------------------------
                                 (CUSIP Number)

                     David A. Jones, 3415 University Avenue
                   St. Paul, Minnesota  55114 (612/645-4500)
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 1, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [   ]


     Check the following box if a fee is being paid with this statement    [ X ]

                       (Continued on the following pages)

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                                                                     Page 2 of 7

                                       13D
          CUSIP No.  912534 10 4
                     -----------

- --------------------------------------------------------------------------------
 1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                Hubbard Broadcasting, Inc.
                I.R.S. Identification No. 41-0432555
- --------------------------------------------------------------------------------
 2)     Check the Appropriate Box if a Member of a Group
                                                              (a)  [     ]
                                                              (b)  [     ]
- --------------------------------------------------------------------------------
 3)     SEC Use Only

- --------------------------------------------------------------------------------
 4)     Source of Funds
                                                                   WC
- --------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   [     ]
- --------------------------------------------------------------------------------
 6)     Citizenship or Place of Organization
                                                                   Minnesota
- --------------------------------------------------------------------------------

                Number of                7)     Sole Voting Power
                 Shares                                            46,051,225
              Beneficially               ---------------------------------------
                Owned By                 8)     Shared Voting Power
                  Each                   ---------------------------------------
                Reporting                9)     Sole Dispositive Power
                 Person                                            46,051,225
                                         ---------------------------------------
                                         10)    Shared Dispositive Power

- --------------------------------------------------------------------------------
 11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   46,051,225
- --------------------------------------------------------------------------------
 12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                   [       ]
- --------------------------------------------------------------------------------
 13)    Percent of Class Represented By Amount in Row (11)
                                                                   78.8%

- --------------------------------------------------------------------------------
 14)    Type of Reporting Person

                                                                   CO
- --------------------------------------------------------------------------------

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                                                                     Page 3 of 7
ITEM 1.        SECURITY AND ISSUER

               Class A Common Stock, $.0001 par value

               United States Satellite Broadcasting Company, Inc. ("USSB") 3415 University Avenue
               St. Paul, Minnesota  55114

ITEM 2.        IDENTITY AND BACKGROUND

               Parts (a), (b) and (c) -

          REPORTING PERSON
          1. Hubbard Broadcasting, Inc. (a Minnesota corporation; "HBI"); engaged in radio and television broadcasting and related business, 3415 University Avenue, St. Paul, Minnesota 55114.

          DIRECTORS AND EXECUTIVE OFFICERS OF HBI
          (Unless otherwise indicated, the business address of each person is the same as HBI)

          2. Stanley S. Hubbard; Director, Chairman of the Board, President and Chief Executive Officer

          3.   Stanley E. Hubbard, II; Director and Vice President

          4. Robert W. Hubbard; Director and Vice President, and President of HBI's Television Group

          5.   Kathryn Hubbard Rominski; Director and Secretary

          6.   Karen H. Hubbard; Director

          7 Virginia Hubbard Morris; Director and Vice President, and President of HBI's Radio Group

          8.   Julia D. Hubbard Coyte; Director

          9.   Gerald D. Deeney; Director, Chief Financial Officer and Treasurer


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                                                                     Page 4 of 7

          10. Sidney Barrows; Director; Of Counsel, Leonard, Street and Deinard, Law Firm, 150 South Fifth Street, Suite 2300, Minneapolis, Minnesota 55402

          11. Harold C. Crump; Vice President, and President and General Manager of KSTP-TV, a division of HBI

          12.  C. Thomas Newberry; Vice President and Controller

          13.  Linda S. Tremere; Vice President

          PERSONS WHO MAY BE DEEMED TO CONTROL HBI
          (The address of each of the following is c/o Hubbard Broadcasting, Inc., 3415 University Avenue, St. Paul, Minnesota 55114)

          14.  The Stanley E. Hubbard Revocable Trust; trustee Stanley S.
               Hubbard

          15.  The Stanley S. Hubbard Trust; trustee Stanley S. Hubbard

          16.  Stanley S. Hubbard

          (d) During the last five years, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the persons named above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the persons named above is a citizen of, or entity organized in, the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          In 1981, USSB was formed as a wholly-owned subsidiary of HBI. HBI has contributed an aggregate of $31.2 million to the capital of USSB in consideration for the shares it owns.

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                                                                     Page 5 of 7
ITEM 4.        PURPOSE OF TRANSACTION.
       The USSB securities are held by HBI as an investment. HBI does not have any present plans or proposals which relate to, or would result in, any of the actions described in sections (a) through (j) of the Instructions to Item 4 of
Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

       Parts (a) and (b)

       The aggregate number of outstanding shares of USSB Common Stock owned by HBI, is 46,051,225 shares of Common Stock. All 46,051,225 shares of the USSB Common Stock owned by HBI are convertible, at the option of HBI, into 46,051,225 shares of USSB Class A Common Stock at any time after July 29, 1996 (see Item
6). Upon conversion (and assuming no other options, warrants, rights or conversion privileges held by others are exercised), HBI would own 78.8% of the outstanding shares of USSB Class A Common Stock.

                  The following table lists the number of shares of USSB Class A Common Stock beneficially owned by each of the other persons named in Item 2, and the related percentage of USSB Class A Common Stock (assuming conversion only of such person's shares into USSB Class A Common Stock).


                                  Number of         Percent of
                                  Shares of        Outstanding
                                USSB Class A      USSB Class A
  Person                       Common Stock(1)   Common Stock(2)
- ----------                    ---------------   ---------------

Sidney Barrows                   188,700              1.5%
Gerald D. Deeney                 123,750              1.0%
Harold C. Crump                    9,450               .1%
C. Thomas Newberry                 9,450               .1%
Linda S. Tremere                   9,450               .1%
Stanley S. Hubbard                 2,025     less than .1%
Stanley E. Hubbard, II             2,025     less than .1%
Robert W. Hubbard                  2,025     less than .1%
Kathryn Hubbard Rominski           2,025     less than .1%
Karen H. Hubbard                   2,025     less than .1%
Virginia Hubbard Morris            2,025     less than .1%
Julia D. Hubbard Coyte             2,025     less than .1%

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                                                                     Page 6 of 7

(1) Assumes conversion of all shares of USSB Common Stock held by such person into shares of USSB Class A Common Stock on a one-for-one basis.

(2)  Computed for each person pursuant to the provisions of Rule 13d-3(d)(1).


     The persons set forth above each have sole power to vote or direct the vote and to dispose or direct the disposition of their shares.

     (c) There were no transactions in shares of USSB Class A Common Stock effected during the preceding 60 days by any of the persons named in Item 2.

     (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares owned by such persons.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Under the terms of an Underwriting Agreement, dated January 31, 1996, HBI, along with certain other shareholders of shares of USSB Common Stock, agreed that, for a period of 180 days after January 31, 1996, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to any additional shares of USSB Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of USSB Class A Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CS First Boston Corporation, an underwriter named in the agreement, subject to certain limited exceptions.

     Except for the aforementioned agreement, the persons named in Item 2 above have no contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of USSB, including, but not limited to, transfer or voting of any the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     None.

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                                                                     Page 7 of 7
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     July 16, l996
     (Date)

     HUBBARD BROADCASTING, INC.


By   /S/ Gerald D. Deeney
     ---------------------------------
     Gerald D. Deeney
     Vice President